Clara Kang Capital Group Core Plus+ Capital Group KKR Multi-Sector+ 6455 Irvine Center Drive Irvine, California 92618

VIA E-MAIL

March 19, 2025

Soo Im-Tang

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Capital Group KKR Multi-Sector+ File Nos. 333-282865; 811-24017
Capital Group KKR Core Plus+ File Nos. 333-282864; 811-24016

Dear Ms. Im-Tang:

In response to the comments you provided over the phone on February 3, 2025, March 14, 2025 and March 18, 2025 with respect to the amended registration statements, each on Form N-2 (each, the “Registration Statement”) of Capital Group KKR Multi-Sector+ and Capital Group KKR Core Plus+ (each, the “Fund”), we hereby file Pre-Effective Amendment No. 2 to each Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (each amendment, the “Amendment”). Our responses to your comments are set forth below and apply to both Funds. We appreciate your prompt response to the filings. Capitalized terms not otherwise defined have the same meaning as in each Registration Statement.

WAREHOUSING TRANSACTIONS

1.    As it relates to the warehousing disclosure, rather than a seeding transaction, the 3-year term of the facility agreement (subject to mutual termination / extension) appears to be structured such that the financing provider will continue to warehouse and provide investments to the fund through a minimum of 3 years and potentially longer. Please discuss and analyze whether the financing provider in its role as providing warehousing investments during the first 3 years of the fund’s launch is not acting as a sub-advisor to the fund.

Response: The Fund expects to purchase assets from the warehouse facility at launch. However, as you noted, the Facility Agreements permit the Fund, at its discretion, to purchase warehouse investments from the warehouse facility for up to three years, unless the agreement is otherwise extended or terminated. During the term of the facility the Fund is separately obligated under the Facility Agreements to purchase assets from the warehouse upon request by the financing provider only upon the Fund reaching certain asset thresholds. The warehouse facility was established with an unaffiliated third party to assist the Fund in efficiently deploying capital into investment opportunities as it continuously offers its shares. We believe that having the option to purchase a readily accessible pool of assets that meet the Fund’s investment objective and strategies benefits the Fund and shareholders in this regard.

Moreover, the Facility Agreements are forward contracts under which the Fund may be required to pay cash to purchase loans or other debt investments during the life of the instrument. Registered funds have utilized forward contracts as part of their investment strategies for many decades without their counterparties being required to enter into advisory contracts with the registered fund because the counterparty is not furnishing advice to the registered fund with respect to the desirability of investing in, purchasing or selling securities or other property, nor is the counterparty empowered to determine what securities or other property shall be purchased or sold by the registered fund. Rather, the counterparty has entered into a contract with the registered fund under which the registered fund may be required to make payment of cash during the life of the instrument.

We confirm the warehouse provider is not affiliated with the Fund and is not acting as an advisor or sub-advisor to the Fund, as it is not making any recommendations or empowered to determine which assets the Fund purchases or otherwise furnishing advice to the Fund on the warehouse investments to purchase. The decision to put assets in the warehouse and to subsequently purchase such assets from the warehouse will rest with the advisor and/or subadvisor to the Fund. As noted above, the Fund maintains discretion as to which warehouse investments it can purchase. Because the Fund and the warehouse provider are neither first nor second tier affiliates, there is no prohibited principal or joint transaction.

We have amended the existing disclosure regarding the warehouse facilities in the prospectus to provide additional clarity on the above points.

2.    Please also explain and analyze whether the Fund has created a derivative by the terms set forth in the warehousing agreement (insofar as there is a pricing mechanism and forward obligation).

Response: The Fund intends to adopt a Derivatives Risk Management Program consistent with Rule 18f-4 under the 1940 Act and agrees to the extent a warehouse threshold is met as described in the disclosure, the Fund will treat its forward purchase obligations consistent with the requirements of Section 18 and Rule 18f-4 of the 1940 Act, as appropriate.

3.    The third paragraph of warehousing disclosure (beginning with “As a general matter, principal proceeds, cash and uncapitalized payment-in-kind interest and fees. . .”) addresses fees that would be embedded in the purchase price of investments. Should this be a fee that is disclosed in the fee table under ‘other expenses’?

Response: The Fund will only pay the financing provider if warehouse investments are purchased and any such fees will be reflected in the purchase price for such purchased warehouse investment(s). Such transactional fees are consistent with the fees the Fund will pay to other counterparties when investing in assets for the Fund. There are no fees or expenses required to maintain the facility. As such, we do not believe these fees fall within the “other expenses” category for purpose of the Fund’s fee table, as they are not deducted from the Fund’s assets. We have updated the disclosure to clarify this.

4.	The Staff reiterates the request for Registrant to file financing agreements and any related agreements as applicable, as noted in the prior letter dated November 27, 2024. These are material contracts that must be filed in accordance with Item 25.2.K in the schedule of exhibits.

Response: We confirm that the Fund has not entered into any related agreements in connection with the Facility Agreements.

With respect to the Facility Agreements, the Fund confirms that it has revised the related disclosure in the registration statement and believes all material terms are covered in the disclosure. Additionally, because the Fund is not obligated to purchase the warehouse investments from the financing provider unless certain asset thresholds are met, and there is no obligation for any affiliate of the Fund to purchase any assets under the Facility Agreements or enter into any guaranty with respect thereto, we do not view the Facility Agreements as material contracts of the Fund in accordance with Item 25.2.K. Rather, the Facility Agreements are analogous to forward contracts that registered funds enter into in the course of implementing their investment strategies under which a fund may be required to make payment or delivery of cash or other assets during the life of the instrument.

5.	With regard to the warehousing transactions, please confirm that an unaudited schedule of investments as of a recent date will be provided that includes information on the investments to be acquired or the investments acquired if the conditions have been satisfied. Please refer to IM-DCFO Item 2023-02.

Response: Please refer to the amended warehousing transaction disclosures.

6.	With respect to the below disclosure, please explain what is meant by the phrase “at the Fund’s discretion” given the fund’s obligation to purchase based on certain assets levels.

“On October 24, 2024, the Fund entered into facility agreements (the “Facility Agreements”) with a third party unaffiliated with the Fund, the Adviser or the Sub-Adviser (the “financing provider”), to at the Fund’s discretion acquire portfolio investments from time to time by purchasing all or a portion of certain investments selected by the Fund that are owned and held by the financing provider.”

Response: The Fund may purchase assets from the warehouse facility at its discretion (i.e., at any time and in any amount) regardless of whether certain asset levels are reached. The asset thresholds trigger the financing provider’s right to require the Fund to purchase warehouse investments from the financing provider subject to the terms and conditions of the Facility Agreements. However, the Fund has the right and we expect that it will exercise its right to purchase assets from the warehouse as part of its normal investment activities and not wait until it reaches the disclosed asset levels. For example, as the Fund experiences inflows we anticipate that the Fund in pursuing its investment objectives and strategies will purchase assets from the warehouse even if an asset threshold has not been met.

We have amended the existing disclosure regarding the warehouse facilities in the prospectus to provide additional clarity on the above points.

7.	Please disclose what if any conditions exist for the funds’ private funds investments as part of the warehousing arrangement: (i) at the seeding transaction, or (ii) as an ongoing facility. Please highlight if there are any differences. For instance, there are capital levels disclosed that suggest that further investments warehoused as part of the facility agreement will be conditioned on certain capital levels.

Response: We confirm the conditions for the Fund’s right to purchase warehouse investments are identical at seeding and on an ongoing basis. The Fund’s obligation to purchase warehouse investments are also identical at seeding and on an ongoing basis other than such obligation being triggered at different asset thresholds as further described in the disclosure. We have amended the existing disclosure regarding the warehouse facilities in the prospectus to provide additional clarity on the above points.

8.	Please enhance the disclosure to identify the timing of the funds’ selection of warehoused investments. For instance, at what point does the fund select investments for warehousing? It seems that its portfolio investments are selected early before additional capital levels are reached. There is an enhanced risk that the purchase price of the assets may differ from the asset value of the investment due to changing market or investment conditions. Please also be sure to adequately disclose these risks as they pertain to these timing concerns with respect to these forward obligations, particularly for the ongoing investments selected through this arrangement.

Response: We have amended the existing disclosure regarding the warehouse facilities in the prospectus to provide additional clarity on the above points. Disclosure regarding the risk of the potential differences between the purchase price and the valuation of the warehouse investments is included in the “warehouse investments risk” section.

9.	Please provide additional disclosure regarding the general scope or description of the pool of potential investment the fund is selecting from the portfolio of the financing provider.

Response: We have amended the existing disclosure regarding the warehouse facilities in the prospectus to provide additional clarity on the above points.

10.	Please explain in correspondence how much of the private investments portion of the fund could be (maximum percentage) represented by investments in the warehousing transaction.

Response: The Fund seeks to allocate approximately 60% of its net assets to public credit assets and approximately 40% to private credit assets. The 40% in private credit assets will be comprised primarily of corporate direct lending and asset-based finance assets. As noted in the disclosure the warehouse investments are expected to consist generally of private credit loans. Accordingly, the Fund expects that its investment in asset-based finance securities will be purchased in the market or at origination and not from the warehouse. The percentage of assets represented by the warehousing transactions will depend on market conditions, including availability of other suitable opportunities at the time of investment, as well as diversification and portfolio composition considerations. We expect as the Fund grows a smaller percentage of assets will be represented by purchases from the warehouse. Neither the Facility Agreements, nor any other agreement, provide for a minimum or maximum percentage of assets of the Fund to be represented by investment in the warehouse.

The warehouse facility was established with an unaffiliated third party to assist the Fund in efficiently deploying capital into private investment opportunities as it continuously offers its shares. We believe that having the ability to purchase from a readily accessible pool of assets each assist the Fund in meeting its investment objective and strategies benefiting the Fund and shareholders.

11.	Please describe the holdings currently held in the warehouse facility for each Fund – for example, the types of assets, the number of positions and the total value of such positions.

Response: The warehouse facility holds private credit loans of the nature described in the Registration Statement. See, for example, disclosure related to “Investing in senior loans.” As of March 14, 2025, the warehouse facility for each Fund held 18 distinct positions, with an aggregate value of approximately $35.5 million.

12.	Please confirm that the Fund has not identified any warehouse holdings that it expects to purchase prior to the effective date of the Fund’s Registration Statement.

Response: We confirm the above.

MANAGEMENT OF THE FUND

13.	The Staff reiterates the request to provide the information requested in this section (pertaining to trustees and officers), and to do so with sufficient time prior to any acceleration requests for effectiveness.

Response: We acknowledge this comment and have included this information in the amendment of the pre-effective registration statements, dated March 19, 2025, to support advance review by the Staff. We note that the information will remain in brackets until they are confirmed and approved, as applicable, following the organizational meeting for the Funds in April.

EXECUTION OF PORTFOLIO TRANSACTIONS

14.	Please add the new disclosure (regarding the Sub-Adviser’s origination / loan selection process) in the “principal investment strategies” section of the prospectus, or add a cross-reference in such section to the newly added disclosure in the SAI.

Response: We have added a cross-reference in the “Investment objective, strategies and principal risks” section to the new disclosure referenced above.

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Thank you in advance for your consideration of this request. If you should have any questions, please do not hesitate to contact me at (213) 615-3736.

Sincerely,

/s/ Clara Kang

Clara Kang

Counsel